UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PERNIX THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71426V108

(CUSIP Number)

Cetus Capital II, LLC

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

February 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,447,916.9 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,447,916.9 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,916.9 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14	Type of Reporting Person OO

(1) Consists of shares of the Issuer’s common stock underlying $8,812,500 principal amount of the Issuer’s 8.00% Convertible Senior Notes due 2019 (the “Notes”), which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 277.7778 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2) Based on 37,164,476 shares of common stock outstanding as of November 8, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2013, plus the 2,447,916.9 shares of common stock underlying the Notes referred to in footnote (1) above.

CUSIP No. 71426V108

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 677,083.4 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 677,083.4 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 677,083.4 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.8% (2)

14	Type of Reporting Person OO

(1) Consists of shares of the Issuer’s common stock underlying $2,437,500 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 277.7778 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2) Based on 37,164,476 shares of common stock outstanding as of November 8, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2013, plus the 677,083.4 shares of common stock underlying the Notes referred to in footnote (1) above.

CUSIP No. 71426V108

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 347,222.3 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 347,222.3 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 347,222.3 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14	Type of Reporting Person OO

(1) Consists of shares of the Issuer’s common stock underlying $1,250,000 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 277.7778 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2) Based on 37,164,476 shares of common stock outstanding as of November 8, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2013, plus the 347,222.3 shares of common stock underlying the Notes referred to in footnote (1) above.

SCHEDULE 13D

Item 1.         Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10863 Rockley Rd, Houston, Texas 77099.

Item 2.         Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(ii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iii) SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.

(d) – (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus II is a Delaware limited liability company. Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  SG Distressed Fund is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

The Notes were acquired by the Reporting Persons in a private placement transaction using internally generated funds of the Reporting Persons.  No funds or consideration were borrowed or obtained for the purpose of acquiring the Notes.  A total of approximately $12,500,000 was paid for the Notes acquired by the Reporting Persons and reported herein.  As described elsewhere herein, the Notes are convertible into Shares at the option of the Reporting Persons.

Item 4.         Purpose of Transaction

The Reporting Persons acquired and continue to beneficially own the Shares reported in this Schedule 13D for investment purposes and in pursuit of their investment objectives. The Reporting Persons continuously evaluate, among many other things, the Issuer’s business, results of operations, financial condition, capitalization, management and corporate governance, as well as general economic conditions, the securities markets in general, and the markets for the Shares in particular, and the Reporting Person continuously evaluate their investments in the Shares and other investment opportunities available to them.  In connection with the acquisition of the Notes, the Reporting Persons received the right to nominate one individual to the Issuer’s Board of Directors pursuant to a Representation Agreement, a form of which has been filed by the Issuer on a Form 8-K filed with the SEC on February 26, 2014.  As of the date of this Schedule 13D, the Reporting Persons have not nominated any individual to the Issuer’s Board of Directors and none of the officers, directors, partners, members, managers or affiliates of any of the Reporting Persons currently serve as an officer or director of the Issuer.

Depending upon the Reporting Persons’ continued evaluation of the Issuer, the Reporting Persons may, among other things, (i) acquire additional securities of the Issuer and/or dispose of some or all of the that the Reporting Persons currently hold, (ii) engage in active discussions with the Issuer’s management and members of the Issuer’s board of directors with respect to actions that might be taken by the Issuer to enhance stockholder value for all of the Issuer’s stockholders, (iii) communicate with other stockholders of the Issuer regarding the management, operation, financing and corporate governance of the Company and/or (iv) take such other actions as the Reporting Persons may determine from time to time. Any such actions will depend upon a variety of factors that the Reporting Persons may deem material or relevant from time to time.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed with the SEC, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5.         Interest in Securities of the Issuer

(a) – (b) As of November 8, 2013, the number of shares of the Issuer’s common stock outstanding was 37,164,476 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.  As of the date hereof, based on their ownership of the Notes, the Reporting Persons are the beneficial owners of 3,472,222.5 Shares, which constitutes 8.5% of the Issuer’s outstanding shares of common stock.  Cetus II has the sole power to vote and sole power to dispose of 2,447,916.9 Shares underlying the Notes.  Littlejohn Opportunities Master Fund has the sole power to vote and sole power to dispose of 677,083.4 Shares underlying the Notes.  SG Distressed Fund has the sole power to vote and sole power to dispose of 347,222.3 Shares underlying the Notes.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) On February 21, 2014, (i) Cetus II acquired $8,812,500 principal amount of the Notes, which are convertible into 2,447,916.9 Shares at Cetus II’s option; (ii) Littlejohn Opportunities Master Fund acquired $2,437,500 principal amount of the Notes, which are convertible into 677,083.4 Shares at Littlejohn Opportunities Master Fund’s option; and (iii) SG Distressed Fund acquired $1,250,000 principal amount of the Notes, which are convertible into 347,222.3 Shares at Cetus II’s option; in each case, from the Issuer in a private placement transaction.

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the Notes, the Reporting Persons entered into a Representation Agreement with the Issuer, as described in Item 4 above, and a customary Registration Rights Agreement, a form of which has been filed by the Issuer on a Form 8-K filed with the SEC on February 26, 2014, pursuant to which the Issuer has agreed to register the Shares underlying the Notes with the SEC for resale, however, the Reporting Persons have not entered into any contracts, arrangements, understanding or relationships which would give another person voting power or investment power over the Notes or the Shares underlying the Notes, upon the occurrence of a contingency or otherwise, except as otherwise described herein.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Persons, or any other person or entity controlled by any Reporting Person, or any person or entity for which any Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014	Cetus Capital II, LLC By: Littlejohn Fund IV, L.P., manager By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: March 3, 2014	Littlejohn Opportunities Master Fund LP By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: March 3, 2014	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.